Exhibit 99.1

Guardforce AI to Offer New Bundled Robotic Disinfection Services in
Response to COVID-19 Outbreak in Mainland China

NEW YORK, NY / May 17, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI)(NASDAQ:GFAIW), an integrated security solutions provider, announced today it has expanded its robotic disinfection services through new bundled offerings in response to the latest COVID-19 outbreak in China.

COVID-19 has increased the need for effective disinfection solutions within office buildings, schools, hospitals and more. However, labor and supply costs are often prohibitive. For this reason, Guardforce AI has bundled disinfectant solutions with its robot service as a unified subscription-based offering. Beyond the current capabilities of the Company’s T-series robots, which include built-in temperature screening and health code verification features, this new offering is expected to reduce labor costs through the use of robots for repetitive disinfection tasks, while providing cost savings through bulk pricing on supplies. This new service is being tested in Shenzhen, with additional cities to follow.

Terence Yap, Chairman of Guardforce AI, stated, “We continue to evolve our robotic ecosystem with a goal of providing our clients a one-stop-shop solution. Based on a recent report from ResearchAndMarkets.com, the global disinfection robot market is expected to grow at a CAGR of 30.1% from 2021 to 2028 and will reach $2.79 billion by 2028. Through our robots-as-as-service (RaaS) model, bundled with disinfectant supplies, we can provide our customers with a truly hassle-free and cost-effective solution. Following our pilot program in Shenzhen, we plan to promote this robotic disinfection solution in other regions across China and around the world.”

About Guardforce AI Co. Ltd.

Guardforce AI Co. Ltd. (NASDAQ:GFAI)(NASDAQ:GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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